

Nate Lipscomb

I invested in Entelexo because of their ambitious mission to transform the treatment of MS and other incurable autoimmune diseases with a new class of exosome-based drugs. With their novel exosome engineering platform, Entelexo is poised to have the capability to develop therapeutics to target a wide range of autoimmune diseases, opening up a very large and growing addressable market that is clearly underserved by the treatments currently available today. The founding team of Dr. Milad Riazifar, Cameron Taylor, and Todd Schurr is quite strong and a clear fit for this platform and market. Milad led the groundbreaking research and first clinical trials that helped prove the feasibility of using exosomes as therapeutics for autoimmune diseases, and Cameron and Todd bring complementary biomedical and biomanufacturing engineering expertise to the team. I'm also impressed by the speed of their execution so far, as it is unusual to see a company at their stage that has already completed initial animal testing for its first candidate. When combined with the capabilities and speed of their predictive product screening platform that leverages diseased patient cells, this positions them to potentially execute on a trajectory that can bring them to the phases of IND enabling animal testing and Phase I clinical trials in an unusually swift timeframe and in a manner that has been materially de-